UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   (X)  Form 3 Holdings Reported.

   (X)  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        Donald J. Straka
        N53 W14147 Invery Drive
        Menomonee Falls, WI  53051

   2.   Issuer Name and Ticker or Trading Symbol:

        Central Illinois Bancorp, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December, 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):

        ( ) Director ( ) 10% Owner (x) Officer (give title below) ( ) Other (specify below)
        Senior Vice President, Secretary and General Counsel

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person


               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned



                                                                                     5. Amount of
                                                                                      Securities
                                                                                     Beneficially     6.  Owner-
                 2. Trans-                                                           Owned at End     ship Form:     7.  Nature of
                   action                                                              of Month       Direct (D)       Indirect
  1.  Title of      Date                             4.  Securities Acquired (A)                        or In-        Beneficial
    Security      (Month /    3. Transaction Code        or Disposed of (D)         (Instr. 3 and     direct (I)       Ownership
   (Instr. 3)    Day/Year)        (Instr. 8)             (Instr. 3, 4 and 5)              4)          (Instr. 4)      (Instr. 4)
   -----------   ----------   ------------------    ----------------------------    --------------    ----------      -------------

                               Code         V        Amount   (A)or(D)     Price

 Common Stock   12/31/98     4                      1.80      A                     1.80              I               By ESOP

 Common Stock                3 (1)                  32 (1)                          32 (1)            I               By SIG, a
                                                                                                                      general
                                                                                                                      partnership



/TABLE



                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                       9.
                                                                                                   Number of      10.
                                                5.                                                   Deri-     Ownership
               2.                           Number of                                               vative     Form of
            Conver-                        Derivative        6.                                    Securities  Deriva-
    1.      sion or      3.                Securities       Date             7.            8.      Benefi-     tive         11.
  Title     Exercise   Trans-       4.    Acquired (A)    Exercis-         Title         Price      cially    Security:    Nature
 of Deri-   Price of   action     Trans-   or Disposed    able and     and Amount of    of Deri-    Owned   Direct (D)  of Indirect
  vative    Deriva-     Date      action     of (D)      Expiration      Underlying      vative   at End of    or In-    Beneficial
 Security     tive     (Month/     Code    (Instr. 3,   Date (Month/     Securities     Security    Month    direct (I)   Ownership
(Instr. 3)  Security  Day/Year) (Instr. 8)  4 and 5)     Day/Year)    (Instr. 3 and 4) (Instr. 5) (Instr. 4) (Instr. 4)  (Instr. 4)
----------  --------  --------- ----------------------  ------------  ---------------- ---------- ---------- ---------   ----------


                                Code    V    (A) (D)    Date  Expir-    Title  Amount or
                                                        Exer- ation            Number of
                                                        cis-  Date             Shares
                                                        able

Employee    $2,059.64  9/24/97 3 (2)                     (2)   9/24/07  Common    46               46         D
Stock Option                                                            Stock
(right to
buy) (2)

Employee    $1,960.56  2/25/98 3 (3)                     (3)   2/25/08  Common    103              103        D
Stock Option                                                            Stock
(right to
buy) (3)



     Explanation of Responses:

   (1) The reporting person's beneficial ownership in these shares was not reported on the reporting person's Form 3, dated June 29, 1998. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

   (2) The employee stock option dated 9/24/97 vests in five equal annual installments which began on September 24, 1998.

   (3) The employee stock option dated 2/25/98 vests in five equal annual installments beginning on February 25, 1999.


   SIGNATURE OF REPORTING PERSON:




   Donald J. Straka




   DATE: February 15, 1999